Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

September 26, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attn:	Eric Envall
Christian Windsor
Sarmad Makhdoom
Robert Klein

Re:	Neptune Insurance Holdings Inc.
Registration Statement on Form S-1, as amended (File No. 333-289995)

Request for Acceleration of Effective Date
Requested Date:	September 30, 2025
Requested Time:	4:00 p.m., Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Neptune Insurance Holdings Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-289995) so that it becomes effective as of 4:00 p.m. Eastern time on September 30, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Orrick, Herrington & Sutcliffe LLP, request by telephone that such Registration Statement be declared effective. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Act.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

* * * *

Very truly yours,

Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
BofA Securities, Inc.

As representatives of the several Underwriters listed in Schedule I of the Underwriting Agreement

Morgan Stanley & Co. LLC

By:	/s/ Austin Sims
	Name:	Austin Sims
	Title:	Vice President

J.P. Morgan Securities LLC

By:	/s/ Apoorva Ramesh
	Name:	Apoorva Ramesh
	Title:	Vice President

BofA Securities, Inc.

By:	/s/ Ray Craig
	Name:	Ray Craig
	Title:	Managing Director

cc:	Trevor Burgess, Neptune Insurance Holdings Inc.
Jim Steiner, Neptune Insurance Holdings Inc.
Matt Duffy, Neptune Insurance Holdings Inc.

Michael J. Sullivan, Orrick, Herrington & Sutcliffe LLP
James D. Evans, Orrick, Herrington & Sutcliffe LLP
Mark Mushkin, Orrick, Herrington & Sutcliffe LLP
Albert Vanderlaan, Orrick, Herrington & Sutcliffe LLP

Joseph A. Hall, Davis Polk & Wardwell LLP
Pedro J. Bermeo, Davis Polk & Wardwell LLP